Exhibit 99.26

NuRAN Wireless Inc. Form of Proxy – Annual General Meeting to be held on September 30, 2025	Trader’s Bank Building 1100, 67 Yonge Street Toronto ON M5E 1J8

Appointment of Proxyholder I/We being the undersigned holder(s) of NuRAN Wireless Inc. hereby appoint Francis Letourneau or failing this person, James Albert Bailey		Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:
OR

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of NuRAN Wireless Inc. to be held at the offices of 2150 Cyrille-Duquet Street, Suite 100, Quebec City, Quebec, G1N 2N3 at at 10:00 a.m. (Eastern Standard Time) on Tuesday, September 30, 2025 or at any adjournment thereof.

1. Number of Directors. To set the number of directors to be elected at the Meeting at six (6).	For ☐	Against ☐
2.	Election of Directors.	For	Withhold		For	Withhold		For	Withhold
a.	Francis Letourneau	☐	☐	b. Avi Minkowitz	☐	☐	c. Vitor Fonseca	☐	☐
d.	Brendan Purdy	☐	☐	e. Binyomin Posen	☐	☐	f. Navindran Naidoo	☐	☐

3. Appointment of Auditors. To appoint Zeifmans LLP as the auditors of the Company for the ensuing fiscal year ending December 31, 2025, at a remuneration to be fixed by the board of directors of the Company (the “Board”).	For ☐	Withhold ☐
4. Approval of Share Consolidation. To consider and, if deemed advisable, to pass with or without variation, a resolution providing for the consolidation of the Company’s issued and outstanding common shares (the “Common Shares”) at such a consolidation ratio to be determined by the Board, in its sole discretion, to permit the Company to satisfy all conditions and necessary regulatory approvals to list the Common Shares on the NASDAQ, the New York Stock Exchange, or such other U.S. national securities exchange as the Board may determine in its sole direction. For more information, see “Item 5 - Approval of Share Consolidation” in the Information Circular;	For ☐	Against ☐
5. Approval of the Restructuring Transaction. To consider, and if thought fit, to pass an ordinary resolution of disinterested Shareholders, the full text of which is included in the Information Circular, authorizing and approving the Restructuring Transaction and the issuance of the Units, as required pursuant to the policies of the Canadian Securities Exchange (“CSE”) (as such terms are defined in the Information Circular). For more information, see “Item 6 - Approval of the Restructuring Transaction” in the Information Circular	For ☐	Against ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s):	Date MM / DD / YY

Interim Financial Statements – Check the box to the right if you would like to receive interim financial statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email.	☐

Annual Financial Statements – Check the box to the right if you would like to RECEIVE the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email.

☐

DN:

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:

This form of proxy is solicited by and on behalf of Management. Proxies must be received by 10:00 AM EST, on September 26, 2025.

Notes to Proxy

1.	Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.

2.	If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

To Vote Your Proxy Online please visit: https://vote.odysseytrust.com You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mail this proxy.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at https://odysseytrust.com/ca-en/help/.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.